Sit Investment Associates

Mutual Funds Newsletter

Fall 2014

Annual Shareholder Luncheon

Over 300 shareholders and staff gathered at the Edina Country Club for the Sit Mutual Funds annual shareholder luncheon on October 27th. After lunch, guests heard Sit Mutual Funds director Dr. Sidney Jones speak about the economy. Sit Investment Associates' Chief Executive Officer and Chief Global Investment Officer Roger Sit spoke about the firm's investment outlook and equity strategies. Michael Brilley, senior fixed income officer and president of Sit Fixed Income, discussed fixed income strategy.

Dr. Jones, an economist with a distinguished resume that includes service as Assistant Secretary for Economic Policy for the U.S. Treasury Department and Under Secretary for Economic Affairs for the U.S. Commerce Department, covered the economy and expectations for the future. He commented that the current U.S. economic recovery that began in July of 2009 (following the severe downturn in January 2008) has been disappointing, with average annual real economic growth of 2.2% over the past 63 months. The historical cyclical recovery pace is 4.2%. Jones stated that the consensus is that the U.S. economy is now in a "new normal" era with potential annual real GDP growth of only about 2.0%, due to the significant slowdown of labor force growth caused by demographic trends, moderate productivity prospects, and the lagged impact of inadequate private and public investments needed to prepare for the future integrated and intensely competitive world economy.

Compared to the "great expansion" era — a 26-year period from December 1982 through December 2008, when the U.S. economy reported sustained growth in all but 6 months and enjoyed moderate inflation and unemployment rates, Jones believes the next decade will probably have a lower and more volatile average GDP growth rate; higher unemployment and underemployment rates; higher inflation; gradually lower current account deficits; chronic government budget stress; and an asymmetric reliance on accommodative monetary policies. Jones predicts this "new normal" will continue until global financial markets apply marketplace discipline, most likely when interest rates will rise to finance the gross national debt due, primarily, to the retiring baby-boom generation.

Jones also reported on more immediate economic trends for 2014. Now tracking a 3% projected growth path, U.S. inflation pressures remain moderate and the unemployment rate has declined to the 6% zone. The federal budget deficit has declined sharply, in absolute terms and relative to the GDP, with fiscal debates dormant pending the 2014 elections. The government's quantitative easing program ended in October.

Looking to 2015, Jones expects "more of the same" with real GDP growth around 3% and moderate inflation at 1.5% to 2%. While forecasting the unemployment rate to continue to decline, he believes it will slow to 5.5% as the participation rate stabilizes and improving job prospects bring workers back to the work force. The international current account deficit is expected to remain around 2.5% of GDP and the federal budget deficit to remain around $500 billion. Dr. Jones anticipates that monetary policy will remain basically accommodative. All of these expectations are vulnerable to a number of risks, including slowing global economic activity that limits trade and investment; major slowdown of economic growth and/or serious credit crisis in China; geopolitical and military crises; global supply-side, weather and health shocks; stagnant personal income gains that erode household spending; excessive fiscal restraint; reactions to premature or excessive monetary policy tightening; oil price shocks; and the effects of rapid acceleration of the baby-boom generation retirements.

Roger Sit spoke about the global economy and global equity markets. Reassuring shareholders that a global recession is not likely, Sit expects the global economy to grow at a modest, subpar 2% to 3% rate in 2014 and 2015, with inflation very subdued. While the U.S. and U.K. are currently growing modestly, Europe is flirting with recession. China's growth, still at a high level, is slowing, and Japan is struggling. He acknowledged recent global market volatility, which he expects to continue based on tepid economies worldwide.

Economic growth thus far has been helped by ongoing, significant worldwide Central Bank liquidity (quantitative easing) and very low interest rates. With limited additional levers left to pull, Sit thinks foreign quantitative easing and low interest rates will persist.

Quantitative easing and very low interest rates have created hope in investors that conditions would meaningfully improve, but there has been no evidence of sustained improvement, thus investor hope is fading. Sit told shareholders to expect ongoing global market volatility. Without the economic clarity that markets need to assess corporate revenues and earnings strength, there will be periods of "risk on" and "risk off", as the lack of clarity creates investor uncertainty. Equity valuations are attractive, but the strength of the economic environment and earnings growth are the key variables.

Sit stated that we can no longer hope

(Continued on page two.)

Annual Shareholder Meeting

(continued from page one)

global "easy money" policies will lead to economic strength, company earnings growth, and stock price appreciation. Going forward, strong company fundamentals and quality earnings growth will determine stock price appreciation.

The firm's strategy is to invest in sound, quality growth companies across a diversified group of sectors and regions that participate in a rising market and retain their value better in a falling market. The firm prefers growth companies in the technology, industrial manufacturing, and health and technology services sectors, which should benefit from one or more secular themes. Companies in the U.S., U.K. and Asia ex-Japan are preferred, and large capitalization stocks are preferred over smaller capitalizations. Investments in high quality companies with strong fundamentals should sustain investors through all market conditions.

Mike Brilley discussed the end of the Fed's quantitative easing purchasing program (QE3) and its impact on the bond market. Although not issuing new bonds, the Fed will reinvest the income on its $4 trillion portfolio purchased over more than five years. He believes the Fed is now moving to "verbal easing" in which the various Fed governors reaffirm moderate interest rates due to the soft economy.

Brilley thinks it will be a while before the Fed starts raising interest rates, but rising rates are inevitable. The Fed is forecasting a higher short-term interest rate of 0.75% to 1.5% through the end of 2015. More important are expectations for 2016, which are currently projected at 2% to 3% — a clear suggestion that rates are going up.

Given the ultimately inevitable rise in interest rates, Brilley stated that all the Sit fixed-income mutual funds are positioned for interest rate increases due to their portfolios' low durations.

Following the presentations, Senior Portfolio Managers Debbie Sit and Kent Johnson joined the speakers to take questions from the guests in attendance.

Investment Outlook and Strategy Summary

Recently released economic data continues to support a subpar U.S. economic recovery remains on track. Although the final estimate of second quarter growth was a strong +4.6%, the weak first quarter brought the average growth for the first two quarters of 2014 to an anemic +1.2%.

According to the employment report released on October 3rd, nonfarm payrolls jobs were a strong 248,000, well above the consensus estimate of 215,000, and the unemployment rate fell from 6.1% to 5.9%, its lowest level since July 2008. This was, however, at least partially aided by a decline in the labor force participation rate to a cyclical low of 62.7%.

On a year-over-year basis as of September 30th, inflation (as measured by the headline Consumer Price Index for All Urban Consumers) stood at 1.7%. On a year-over-year basis as of September 30th, Core CPI, which excludes the volatile food and energy sectors, was at 1.7%.

The Fed reduced its quantitative easing (QE3) bond purchases to about $5 billion in October 2014, as it ended the last of five programs in over 5 years designed to drive down interest rates.

Sit Investment Associates expects nterest rates are expected to remain low through the first quarter of 2015, until the Fed is comfortable with economic growth in the 2.5% to 3% range. However, higher rates are inevitable. The rising federal funds rate is an important driver of generally higher interest rates in the broad bond market.

Equities

Global equity markets are volatile, reflecting investor uncertainty and fading optimism. Domestic equity markets paused in September after strong performance during August. The S&P 500 Index declined -1.4% in September, but increased 1.1% for the third quarter. The NASDAQ decreased -1.9% in September and gained +1.9% for the quarter. With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 5th out of 33 countries year to date. This marked the first time the U.S. has been among the top 5 performing markets since July 2013. Large capitalization stocks have outperformed small cap issues by a wide margin over the past twelve months.

We continue to focus on fundamentally sound, quality, large capitalization growth companies across a diversified group of sectors and regions.

Fixed Income

The yield curve flattened during the third quarter of 2014, continuing the trend that began early in the year. As the market is beginning to expect an increase in rates from the Federal Reserve, the "required" yield on shorter maturities increases and alleviates inflation concerns, decreasing the "required" yield on longer maturities. This flattening of the curve led to higher returns in longer maturities and worse returns in shorter maturities.

Our strategy is to position taxable fixed income portfolios to benefit from further yield curve flattening, which, in general, are portfolios containing a mix of shorter- and longer-maturity bonds rather than intermediate-maturity bonds, while still targeting an overall duration that is shorter than the benchmark. We continue to overweight high quality mortgages that we believe will continue to provide a yield advantage and relative protection against an increase in rates. Our focus in the corporate sector is on higher quality, shorter-maturity opportunities, as well as secured airline bonds.

Tax-exempt bond yields declined during the quarter, especially in August. The tax-exempt yield curve continued to flatten, as yields on longer-duration bonds declined further. Shorter maturity tax-exempt bond yields were relatively stable. Lower-than-average issuance volume, combined with demand from reinvestment and modestly positive fund flows, continued to be the main drivers of performance for tax-exempt bonds during the third quarter. Investors continued to reach for yield as supply remained net negative. Consequently, longer-duration bonds continued to outperform shorter-duration bonds for the quarter and year to date. Tax-exempt bond supply will continue to remain light.

We believe that our longer-than-portfolio benchmark durations will continue to be rewarded in the near term, particularly as the tax-exempt yield curve remains steeper than its longer-term historical average. Our tax-exempt investment strategy remains focused on securities that provide a high level of interest income, which is the primary source of returns over longer-term cycles.

ERISA, the Younger Generation and Preparing for Retirement

by Steve Benjamin, CEBS, CRPC

Forty years ago this fall, President Ford signed into law the Employee Retirement Income Security Act ("ERISA"), widely hailed and recognized as the foundation of retirement plan law today. Some wags have joked that ERISA stands for Every Ridiculous Idea Since Adam but, prior to its passage, it was no laughing matter to learn how some retirement plans were being administered. For example, when the Studebaker auto plant closed in 1963, its pension plan was so poorly funded that thousands of dedicated workers received distributions worth a fraction of the retirement benefits they'd been promised. Thousands more received nothing at all. The demise of Studebaker's pension plan drew national attention and was the impetus for the passage of ERISA eleven years later.

Some of the new standards ERISA established for private sector retirement plans included:

- how and when a company must provide plan information to employees
- how an employee can enter a plan, become fully vested and receive benefits
- how plan trustees and others must handle plan assets
- how and when a company must contribute to its plan
- how plan assets are protected and handled if a company goes out of business

When ERISA passed, the typical company retirement plan was a pension. With this type of retirement plan, a company sets aside and invests money for employees, bears all of the investment risk and, based on a pre-determined benefit formula, provides monthly checks to retirees throughout retirement. Today, pension plans are scarce and have been replaced with defined contribution plans (e.g., 401(k) plans) where employees contribute their own money, may receive a company match and/or a profit sharing contribution, select their investments and bear all of the investment risk. The funds available at retirement depend on the amount contributed, the performance of the investments and one's ability to manage a portfolio.

For those not covered by a retirement plan, ERISA let individuals contribute up to $1,500 each year to something new – an Individual Retirement Account (IRA). A few years later, the law was expanded to allow all workers to save up to $2,000 and today, annual contribution limits are higher still (see table below).

Although there are many different ways to save for retirement, Americans are doing a poor job doing so, especially young people. The Employee Benefit Research Institute reports that less than half of those between the ages of 25-34 are saving for retirement and a whopping 70% of them have less than $10,000 put away. Many of them may be weighed down in student loan debt, find it difficult to see themselves retired and perhaps figure that they still have plenty of years to save for retirement.

Saving at a young age allows more time for funds to compound. And since determining how much is necessary to save for retirement can be difficult, the American Savings Education Council created the "Ballpark Estimate" (www.choosetosave.org/ballpark) which can help individuals determine approximately how much to save each year so they can retire comfortably someday.

With the introduction of the Roth IRA in 1998, there's no time like the present for young folks – and all of us – to set aside money for retirement. Unlike Traditional IRA distributions, Roth IRA distributions have the potential to be taken tax-free, which could pay off nicely in retirement. For more information about these IRAs and preparing for retirement, please visit our website or contact us at 1-800-332-5580.

Retirement Plan Contribution Limits Announced

In October, the IRS announced the 2015 retirement plan contribution limits. Some amounts changed, while others remained the same.

2014 Contribution Limits	Under age 50	50 or over
Traditional & Roth IRA	$5,500	$6,500
401(k)	$17,500	$23,000
SIMPLE IRA	$12,000	$14,500
SEP IRA	The lesser of 25% of income or $52,000	

2015 Contribution Limits	Under age 50	50 or over
Traditional & Roth IRA	$5,500	$6,500
401(k)	$18,000	$24,000
SIMPLE IRA	$12,500	$15,500
SEP IRA	The lesser of 25% of income or $53,000	

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
612-359-2589
800-332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Sit U.S. Government Securities Fund

As of September 30, 2014

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Bryce A. Doty, CFA, 24 years
Mark H. Book, CFA, 27 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	**0.60**	**1.59**	**0.72**	**2.17**	**3.65**	**5.80**	**2.58**	**1.58**
Barclays Interm. Gov't Index	0.02	1.14	0.90	2.50	3.68	5.98		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
U.S. Government Securities	**2.49**	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**1.59**
Barclays Interm. Gov't Index	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	1.56

PORTFOLIO SECTOR ALLOCATION (%)

CMO	48.3
FNMA Pass-Through	18.4
GNMA Pass-Through	11.9
FHLMC Pass-Through	9.1
Asset-Backed	3.5
SBA Pass-Through	1.0
Cash & Other Net Assets	7.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$611.1
Average Maturity:	18.4 Years
Effective Duration:	1.9 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of September 30, 2014

FUND PERFORMANCE (%)

	Annualized Returns				
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Quality Income	**0.18**	**0.97**	**0.76**	**1.03**	**0.76**
Barclays U.S. 1-3 Gov't/Credit Index	0.04	0.77	0.71		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	YTD 2014
Quality Income	**0.58**	**1.33**
Barclays U.S. 1-3 Gov't/Credit Index	0.64	0.60

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	47.5
Corporate Bonds	27.7
Asset-Backed (non-agency)	12.1
Mortgage Pass-Through (Agy.)	7.5
Other Bonds & Other Net Assets	5.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$100.5
Average Maturity:	6.3 Years
Effective Duration:	0.5 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Bryce A. Doty, CFA, 24 years
Mark H. Book, CFA, 27 years
Christopher M. Rasmussen, CFA, 14 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of September 30, 2014

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Debra A. Sit, CFA, 33 years
Paul J. Jungquist, CFA, 20 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**1.90**	**12.44**	**6.19**	**5.67**	**4.00**	**5.38**
Barclays 5-Year Muni Index	0.79	3.96	2.78	3.54	4.04	5.43

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Tax-Free Income	**3.30**	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**	**11.51**
Barclays 5-Year Muni Index	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.10

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.89
30-Day SEC Yield	3.40

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	4.72
36.8% Tax Rate	5.38
38.8% Tax Rate	5.56
43.4% Tax Rate	6.01

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	19.2
Multi Family Mortgage	17.7
Other Revenue	12.1
Education/Student Loan	10.2
Insured	7.2
Hospital / Health Care	6.2
Investment Companies	6.1
General Obligation	5.6
Sectors Less Than 3.0%	8.0
Cash and Other Net Assets	7.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$158.8
Average Maturity:	16.2 Years
Duration to Estimated Avg. Life:	5.9 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.65**	**9.47**	**4.77**	**5.32**	**4.64**	**4.98**
Barclays 5-Year Muni Bond Index	0.79	3.96	2.78	3.54	4.04	4.70

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Minnesota Tax-Free Income	**4.44**	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**8.55**
Barclays 5-Year Muni Index	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.10

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.77
30-Day SEC Yield	2.92

Tax-Equivalent 30-Day Yields

33.65% Tax Rate	4.40
43.03% Tax Rate	5.13
44.83% Tax Rate	5.29
48.98% Tax Rate	5.72

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.5
Hospital / Health Care	16.1
Single Family Mortgage	15.0
Education/Student Loan	11.3
Other Revenue	7.7
Utility	5.0
Municipal Lease	4.6
Escrow to Maturity/Pre-Refund	2.4
Sectors Less Than 2.4%	9.5
Cash and Other Net Assets	6.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$393.9
Average Maturity:	15.8 Years
Duration to Estimated Avg. Life:	4.7 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 46 years
- Debra A. Sit, CFA, 33 years
- Paul J. Jungquist, CFA, 20 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of September 30, 2014

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Bryce A. Doty, CFA, 24 years
John M. Bernstein, 19 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**0.93**	**12.44**	**13.37**	**9.93**	**6.59**	**6.92**
S&P 500® Index	1.13	19.73	22.99	15.70	8.11	9.29
Barclays Aggregate Bond Index	0.17	3.96	2.43	4.12	4.62	5.73

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Balanced	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**9.95**	**18.36**	**5.12**
S&P 500® Index	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	16.00	32.39	8.34
Barclays Aggregate Bond Index	4.33	6.97	5.24	5.93	6.54	7.84	4.22	4.22	-2.02	4.10

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.1
Google, Inc.	1.9
Gilead Sciences, Inc.	1.4
JPMorgan Chase & Co.	1.4
PepsiCo, Inc.	1.4

Bonds

Company Name	% of Net Assets
GNMA, 4.50%, 6/15/40	1.9
U.S. Treasury Note, 2.00%, 8/13/21	0.7
Microsoft Corp., 5.20%, 6/1/39	0.7
Target Corp., 6.00%, 1/15/18	0.7
General Electric Co., 5.25%, 12/6/17	0.7

PORTFOLIO ALLOCATION (%)

Stocks	64.2
Bonds	33.8
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$15.7
Number of Holdings:	194

Sit Large Cap Growth Fund

As of September 30, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**1.41**	**16.93**	**19.40**	**12.59**	**8.06**	**9.98**
Russell 1000® Growth Index	1.49	19.15	22.45	16.50	8.94	11.09

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Large Cap Growth	**9.59**	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**	**5.53**
Russell 1000® Growth Index	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48	7.89

TOP TEN HOLDINGS

Company Name	% of Net Assets
Google, Inc.	4.2
Apple, Inc.	4.1
Gilead Sciences, Inc.	2.6
Microsoft Corp.	2.4
PepsiCo, Inc.	2.2

Company Name	% of Net Assets
Visa, Inc.	1.9
Home Depot, Inc.	1.9
Verizon Communications, Inc.	1.9
CVS Caremark Corp.	1.9
priceline.com, Inc.	1.7
Total	24.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	16.5
Health Technology	15.2
Electronic Technology	12.2
Producer Manufacturing	9.3
Retail Trade	7.2
Consumer Non-Durables	7.1
Health Services	5.2
Consumer Services	5.1
Sectors Less Than 4.0%	20.8
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$178.4
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	114.4
Median Market Cap (Billions):	52.0
Turnover Rate:	4.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Ronald D. Sit, CFA, 30 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

Sit Mid Cap Growth Fund

As of September 30, 2014

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 23 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**-1.80**	**10.68**	**20.97**	**14.53**	**9.20**	**11.95**
Russell Midcap® Growth Index	-0.73	14.43	22.74	17.12	10.24	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Mid Cap Growth	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**	**0.68**
Russell Midcap® Growth Index	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74	5.73

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	2.2	Macy's, Inc.	1.8
Ecolab, Inc.	2.2	Avago Technologies, Ltd.	1.8
Chipotle Mexican Grill, Inc.	2.0	priceline.com, Inc.	1.7
TJX Cos., Inc.	2.0	Iconix Brand Group, Inc.	1.7
Allergan, Inc.	1.8	Dunkin' Brands Group, Inc.	1.7
		Total	18.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	11.6
Producer Manufacturing	10.4
Finance	9.5
Technology Services	9.0
Retail Trade	7.3
Consumer Services	7.1
Electronic Technology	7.0
Commercial Services	5.6
Sectors Less Than 5.5%	30.8
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$174.7
Number of Holdings:	93
Wtd. Avg. Market Cap (Billions):	$18.1
Median Market Cap (Billions):	$9.6
Turnover Rate:	4.1 %

Sit Small Cap Growth Fund

As of September 30, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**-3.80**	**3.51**	**18.82**	**14.76**	**9.54**	**10.80**
Russell 2000® Growth Index	-6.13	3.79	21.91	15.51	9.03	7.65

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Small Cap Growth	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**	**-4.19**
Russell 2000® Growth Index	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30	-4.05

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Skyworks Solutions, Inc.	2.5	Alexion Pharmaceuticals, Inc.	1.9
Concur Technologies, Inc.	2.2	Snap-On, Inc.	1.9
Polaris Industries, Inc.	2.1	Affiliated Managers Group, Inc.	1.8
Synaptics, Inc.	2.0	Iconix Brand Group, Inc.	1.8
Ultimate Software Group, Inc.	1.9	First Republic Bank/CA	1.7
		Total	19.9

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 23 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.5
Producer Manufacturing	12.7
Health Technology	11.6
Finance	8.2
Electronic Technology	7.9
Health Services	6.4
Consumer Services	6.0
Industrial Services	5.8
Sectors Less Than 5.0%	27.0
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$94.7
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$6.5
Median Market Cap (Billions):	$3.5
Turnover Rate:	8.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of September 30, 2014

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Michael J. Stellmacher, CFA, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**0.56**	**16.58**	**20.53**	**14.68**	**10.03**	**9.59**	**1.47**	**1.45**
S&P 500® Index	1.13	19.73	22.99	15.70	8.11	7.67		
Class S Shares	**0.50**	**16.26**	**20.21**	**14.41**	**--**	**8.71**	**1.22**	**1.19**
S&P 500 Index	1.13	19.73	22.99	15.70	--	7.33		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Class I Shares	**9.41**	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**	**6.78**
Class S Shares	**n/a**	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**	**6.53**
S&P 500 Index	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39	8.34

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Johnson & Johnson	3.2	JPMorgan Chase & Co.	2.3
Microsoft Corp.	2.8	PepsiCo, Inc.	2.3
Chevron Corp.	2.6	Occidental Petroleum Corp.	2.0
Verizon Communications, Inc.	2.4	Medtronic, Inc.	1.9
Honeywell International, Inc.	2.3	Intel Corp.	1.8
		Total	23.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.6
Health Technology	13.2
Producer Manufacturing	9.6
Electronic Technology	9.2
Energy Minerals	7.5
Consumer Non-Durables	6.8
Retail Trade	5.4
Technology Services	5.1
Sectors Less Than 5.0%	27.1
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$1,032.1
S Share Assets (Millions):	$99.0
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$96.6
Median Market Cap (Billions):	$35.2
Turnover Rate:	10.7 %

Sit Global Dividend Growth Fund

As of September 30, 2014

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[(1)]	12-Month Dist. Rate[(1)]
Class I Shares	**-2.12**	**8.61**	**15.89**	**9.95**	**10.33**	**1.44**	**1.49**
Class S Shares	**-2.18**	**8.35**	**15.60**	**9.68**	**10.06**	**1.19**	**1.24**
MSCI World Index	-2.16	12.19	17.93	10.86	8.55		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013	YTD 2014
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**	**1.67**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**	**1.47**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	26.68	3.89

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.0
Health Technology	12.8
Consumer Non-Durables	10.4
Producer Manufacturing	9.6
Electronic Technology	7.9
Retail Trade	7.4
Energy Minerals	5.6
Commercial Services	5.3
Sectors Less Than 4.0%	23.5
Cash and Other Net Assets	1.5

PORTFOLIO COUNTRY ALLOCATION (%)

United States	56.7
Switzerland	9.3
United Kingdom	7.9
France	4.4
Germany	2.7
Spain	2.7
Netherlands	2.5
Japan	2.2
7 Countries Less Than 2.2%	9.1
Cash and Other Assets	2.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Roche Holding AG	3.0
Chevron Corp.	2.7
Medtronic, Inc.	2.6
Nestle SA	2.5
Johnson & Johnson	2.4
Diageo, PLC, ADR	2.4
Seven & I Holdings Co., Ltd.	2.4
Verizon Communications, Inc.	2.2
SGS SA	2.0
Banco Bilbao Vizcaya Argentaria SA, ADR	1.9
Total	13.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$21.8
S Share Assets (Millions):	$3.7
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$100.9
Median Market Cap (Billions):	$60.7
Turnover Rate:	16.3 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Kent L. Johnson, CFA, 25 years
Raymond E. Sit, 22 years
Michael J. Stellmacher, CFA, 23 years
Tasha M. Murdoff, 18 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of September 30, 2014

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Tasha M. Murdoff, 18 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-6.36**	**-0.08**	**12.57**	**6.23**	**5.06**	**4.08**
MSCI EAFE Growth Index	-5.55	2.85	13.33	7.56	6.65	4.26

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
International Growth	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**	**-4.67**
MSCI EAFE Growth Index	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55	-2.19

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.0
Consumer Non-Durables	14.7
Health Technology	13.1
Producer Manufacturing	10.5
Commercial Services	7.8
Electronic Technology	6.4
Process Industries	6.3
Energy Minerals	4.1
Sectors Less Than 4.0%	17.4
Cash and Other Net Assets	1.7

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	18.5
Switzerland	13.9
Japan	12.4
France	9.5
Netherlands	7.4
Germany	7.3
Spain	5.0
China/Hong Kong	4.1
10 Countries Less Than 4.1%	20.2
Cash and Other Assets	1.7

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Nestle SA	3.1
Diageo, PLC, ADR	3.1
Roche Holding AG	2.4
British American Tobacco, PLC	2.4
Seven & I Holdings Co., Ltd.	2.2
Novartis AG	2.1
SGS SA	2.1
Banco Bilbao Vizcaya Argentaria SA, ADR	2.0
ING Groep NV	1.9
BNP Paribas SA	1.9
Total	23.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$22.4
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$62.5
Median Market Cap (Billions):	$34.9
Turnover Rate:	17.0 %

Sit Developing Markets Growth Fund

As of September 30, 2014

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-3.78**	**0.50**	**5.03**	**2.38**	**8.42**	**4.43**
MSCI Emerging Markets Index	-4.33	1.81	4.52	1.92	8.04	3.72

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD 2014
Developing Markets Growth	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**	**-1.81**
MSCI Emerging Markets Index	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98	0.26

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.1
Electronic Technology	9.6
Consumer Non-Durables	9.4
Energy Minerals	8.4
Consumer Services	7.5
Technology Services	6.8
Producer Manufacturing	6.1
Non-Energy Minerals	6.0
Sectors Less Than 6.0%	27.1
Cash and Other Net Assets	1.0

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	27.4
Brazil	17.0
South Korea	14.3
South Africa	9.0
India	5.9
Taiwan	5.7
Australia	3.0
Thailand	2.9
9 Countries Less Than 2.9%	13.8
Cash and Other Assets	1.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.6
Samsung Electronics Co., Ltd.	4.0
Shinhan Financial Group Co., Ltd.	3.9
Embraer SA, ADR	3.8
Ambev SA, ADR	3.3
Naspers, Ltd.	3.2
CNOOC, Ltd., ADR	2.7
Banco Bradesco SA	2.5
Taiwan Semiconductor Co.	2.5
ICICI Bank, Ltd., ADR	2.4
Total	32.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.4
Number of Holdings:	55
Wtd. Avg. Market Cap (Billions):	$36.0
Median Market Cap (Billions):	$21.8
Turnover Rate:	6.9 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 24 years
Raymond E. Sit, 22 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

Year-end Distribution Estimates

Estimates of net realized capital gains and income earned from the Sit Mutual Funds in 2014 are available on our website at www.sitfunds.com. You may also call an investor services representative at 612-359-2589 or 800-332-5580 for these estimates. This year, actual net realized capital gains and income will be paid on December 18th to shareholders of record as of December 17th.

In this issue,

Annual Shareholder Luncheon • Investment Outlook and Strategy Summary • ERISA, the Younger Generation and Preparing for Retirement • Third Quarter Fund Data • 2015 Seminar Schedule

We've scheduled three seminars for 2015. Join seminar leader Steve Benjamin for breakfast or lunch to learn about investment strategies, Social Security, and preparing for retirement. Seminars will be available at two locations. The breakfast sessions will be held from 7:30 to 8:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue in Edina, Minnesota. The lunch sessions, which are scheduled from noon to 1:00 p.m., will be held on the 49th floor of the IDS Tower located at 80 S. 8th Street in downtown Minneapolis.

Reservations are required, so please contact Steve Benjamin at 612-359-2554 or spb@sitinvest.com to reserve your place.

Investment Strategies for Interesting Times

February 24, 2015

Does the market confound you? Are you uncertain about what changes to make – if any – to your investment portfolio? Then attend this seminar to learn some new strategies to gain control over your investments in these most interesting times. A brief update on the latest tax law changes will be given, too.

Social Security in Plain English

March 31, 2015

Last year, Social Security distributed over $800 billion in benefits to 58 million Americans. Yet many people have no idea how the program functions or how benefits are determined. Attend this seminar to learn how Social Security works, different ways to file for retirement benefits and how Social Security might change in the future.

A Financial Checklist for Your Retirement Years

April 28, 2015

It can be difficult to know if you're sufficiently prepared for retirement. Will there be enough money? Can taxes be kept to a minimum? And what changes can be made if you're already retired? Attend this seminar to ensure that your financial picture will be strong – and remain so – throughout retirement.